Exhibit 99.1
Press release

SHL announces Special General Meeting results

Tel Aviv / Zurich, September 16, 2025 – SHL Telemedicine Ltd. (SIX Swiss Exchange: SHLTN) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, today announced that at the Special General Meeting (“SGM”) of the Shareholders that was held today in Tel-Aviv, Israel, the Company’s shareholders approved the following resolutions:

1.	The repricing of Options Granted to Mr. David Arnon, CEO.

2.	The grant of 100,000 Options to the Chairman of the board of directors of the Company (“Board”), Mr. Itamar Offer.

For further information, please contact:
Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

About SHL Telemedicine
SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957). For more information, please visit our web site at www.shl-telemedicine.com.

SHL Telemedicine
90 Yigal Alon St.
Tel-Aviv 6789132, Israel

T: +972.3.5612212
F: +972.3.6242414

www.Shl-Telemedicine.com